Exhibit 99.2

NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS
REPORT ON VOTING RESULTS

Pretium Resources Inc. (the “Company”) held its Annual General and Special Meeting of shareholders on May 4, 2021 (the “Meeting”) and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following voting results obtained at the Meeting:

Total Shares Issued and Outstanding as of May 4, 2021:	187,831,334
Total Shares represented at the Meeting:	127,506,744 (67.88%)

The matters voted upon and the voting results are as follows:

Number of Directors	For	Against	Outcome
Setting the number of Directors at eight:	111,761,225 (97.80%)	2,513,446 (2.20%)	Carried

Election of Directors	For	Withheld	Outcome
The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:
Richard O’Brien	110,080,641 (96.33%)	4,194,030 (3.67%)	Carried
Jacques Perron	113,992,577 (99.75%)	282,094 (0.25%)	Carried
George Paspalas	111,579,537 (97.64%)	2,695,134 (2.36%)	Carried
David Smith	111,529,407 (97.60%)	2,745,264 (2.40%)	Carried
Faheem Tejani	109,670,257 (95.97%)	4,604,414 (4.03%)	Carried
Jeane Hull	112,031,434 (98.04%)	2,243,237 (1.96%)	Carried
Thomas Peregoodoff	113,342,606 (99.18%)	932,065 (0.82%)	Carried
Maryse Saint-Laurent	113,922,904 (99.69%)	351,767 (0.31%)	Carried

Appointment of Auditor	For	Withheld	Outcome
The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditors and authorizing the Directors to fix their remuneration:	127,244,205 (99.79%)	262,539 (0.21%)	Carried

Amended Advance Notice Policy	For	Against	Outcome
To consider, and if deemed appropriate, pass with or without variation, an ordinary resolution ratifying, confirming and approving the amendments to the Company’s Advance Notice Policy, which sets out the advance notice requirements for director nominations:	69,221,309 (60.57%)	45,053,362 (39.43%)	Carried

Advisory Vote on Executive Compensation	For	Against	Outcome
The authorization and approval of a non-binding resolution accepting the Company’s approach to executive compensation:	111,495,542 (97.57%)	2,779,129 (2.43%)	Carried

DATED this 5th day of May 2021.